

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Mr. Michael S. Dell
Chairman and Chief Executive Officer
Dell Inc.
One Dell Way
Round Rock, TX 78682

> **Re: Dell Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2010**
> **Filed March 18, 2010**
> **File No. 000-17017**

Dear Mr. Dell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2010

General

1.   We note on pages 6-7 that you conduct business in the Middle East and Africa, regions that are generally understood to include Iran, Syria, and Sudan. In addition, we are aware of a May 2008 news report that your products are available in Cuba and an April 2010 news report that your products are available in Iran. Cuba, Iran, Sudan, and Syria are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria. We note also that, pursuant to the terms of sale furnished on your website, your products "may not be sold, leased or otherwise transferred…" to countries including Cuba, Iran, Sudan, and Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements, since your response letter to us dated April 30, 2007. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, and Syria. In this regard, please discuss the potential impact of unauthorized sales or distributions of your products into the named countries, and any steps you have taken or propose to take to impact any such sales or distributions.

Item 1 – Business, page 1

General

3.   You disclose on page 28 that 27% of your revenue for fiscal 2010 was generated from public customers, and we note from page 2 that your public customers include governments as well as educational institutions, health care entities, and law enforcement agencies. We note further the risk factor disclosure on page 15 that your business could be harmed by the loss of government contracts due to termination for convenience or non-appropriation; however, the extent of the risks posed to the company by the contingencies described is unclear. In light of the foregoing, please describe and quantify any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government, or explain to us why you believe no such disclosure is required. Refer to Item 101(c)(1)(ix) of Regulation S-K.

Products and Services

Manufacturing and Materials, page 3

4.   You disclose in your business discussion that you rely on a single vendor or a limited number of vendors for certain components of your products. We note further the risk factor disclosures on page 14 relating to your reliance on vendors for components; you indicate that you are exposed to a risk of supply shortages and increases in component costs, and that your operating results may be harmed if the supply of a critical single- or limited-source product or component is delayed or curtailed. It is unclear from these disclosures the extent of the company's reliance on single- or limited-source suppliers, and the nature of the critical components they provide for you. In this regard, the following statement on page 4 does not appear to address the extent of the company's reliance, only its exposure as compared to that of its competitors: "[W]e believe that any disruption that may occur because of our dependency on single- or limited-source vendors would not disproportionately disadvantage us relative to our competitors." To the extent material to your business as a whole, disclose the nature of any critical components that are obtained from single or limited number of vendors, and ensure that you provide a materially complete description of your arrangements with such vendors. Please also provide us with your analysis as to how you concluded you are not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreements with any single- or limited-source suppliers of critical components of your products.

Item 8 - Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 56

5.   Your disclosures appear to indicate that software license fees are included in the service revenue and cost of services line items on your Consolidated Statements of Income. Please tell us how your presentation complies with Rule 5-03 of Regulation S-X. As part of your response, please quantify the amount of software license fees and related costs included in the service revenue and cost of services line items for all periods presented.

Item 11 – Executive Compensation (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed May 27, 2010)

Executive Compensation, page 25

General

6.   We note your disclosures on page 27 that your compensation programs are designed to reward achievement "without establishing incentives that lead to excessive or inappropriate risk taking by employees," and that your Leadership Development and Compensation Committee engaged an independent consultant in fiscal 2010 to perform a risk assessment of Dell's compensation practices and policies. As such, your disclosure, taken as a whole, suggests that you concluded that risks arising from your compensation policies and practices are not reasonably likely to have a material adverse effect on the company. In your response letter, please confirm, if accurate, that the company reached this conclusion in determining that no disclosure is required by Item 402(s) of Regulation S-K; advise of the basis for this conclusion; and describe the process the company and the independent consultant undertook to reach the conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Dell
Dell Inc.
July 27, 2010
Page 5

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483, or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief